October 15, 2009

VIA EDGAR

Mark Shuman
Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C.  20549

Re:	Merge Healthcare Incorporated
Amendment No. 1 to Registration on Form S-3 (SEC No. 333-16189)
Amendment No. 1 to Registration on Form S-3 (SEC No. 333-16191)

Dear Mr. Shuman:

Please find Merge Healthcare Incorporated’s (the "Company") responses to the SEC comment letter dated October 13, 2009 below.  For your convenience, each of the Staff’s comments is reprinted before each response.  In addition to the Company’s responses to the comments set forth in this letter, the Company has filed amendments to the above-referenced registration statements (the “Registration Statements”) to file the opinions that have been revised to address the comments by the SEC Staff.

Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-161689)

Selling Stockholders, page 20

Comment 1:  We note that in response to prior comment 4, you have disclosed the natural person or persons who have sole or shared voting and/or investment control over the shares to be offered by certain selling shareholders that are legal entities separately identified in the selling shareholder table. However, you still do not appear to have clearly identified the individual(s) who have sole or shared voting and/or investment control over the shares to be offered by each of the following selling shareholders:  Versant Affiliates Fund I-A, L.P., Versant Affiliates Fund I-B, L.P., Versant Side Fund I, L.P., and Versant Venture Capital I, L.P.  Please revise your footnote disclosure to state expressly, if accurate, that William J. Link, PhD., as Managing Director of the limited liability company that is the general partner of each of these selling shareholders, holds voting and investment control over the shares held by them; or otherwise revise your filing as appropriate.

Response:  In response to the Staff’s comment, the Company proposes to revise footnote (5) to the selling stockholder table to reflect the persons that may be deemed to have beneficial ownership over the shares held by the Versant entities; based upon recent information from the Versant entities, we have added seven other Managing Directors in addition to William Link that may be deemed to have beneficial ownership with respect to the common stock of the Company held by the Versant entities.  In lieu of filing an amendment to the registration statement, the Company proposes to make this revision in the final prospectus that it will file with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, after the registration statement is declared effective by the SEC.   The footnote will be revised as follows:

Brian G. Atwood, Samuel D. Colella, Ross A. Jaffe, M.D.,  William J. Link, Ph.D., Barbara N. Lubash, Donald B. Milder and Rebecca B. Robertson are Managing Directors of Versant Ventures I, LLC. Versant Ventures I, LLC is the general partner of Versant Venture Capital I, L.P., Versant Side Fund I, L.P., Versant Affiliates Fund I-A, L.P., and Versant Affiliates Fund I-B, L.P.  As Managing Directors of Versant Ventures I, LLC, Brian G. Atwood, Samuel D. Colella, Ross A. Jaffe, M.D.,  William J. Link, Ph.D., Barbara N. Lubash, Donald B. Milder and Rebecca B. Robertson may be deemed to have beneficial ownership over the shares held by Versant Venture Capital I, L.P., Versant Side Fund I, L.P., Versant Affiliates Fund I-A, L.P., and Versant Affiliates Fund I-B, L.P.  Brian G. Atwood, Samuel D. Colella, Ross A. Jaffe, M.D.,  William J. Link, Ph.D., Barbara N. Lubash, Donald B. Milder and Rebecca B. Robertson disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein.

Exhibit 5.1, Opinion of McDermott Will & Emery LLP

Comment 2.   You disclose in several places in your registration statement, including on the prospectus cover page, that the shares of common stock being registered for resale were issued to the selling stockholders in connection with your acquisition of Confirma on September 1, 2009.  However, the legal opinion states that it relates to shares of common stock "to be issued in connection with the acquisition of Confirma, Inc.," which suggests that the shares being registered have not yet been issued by the company.  Please have counsel provide a revised legal opinion that clarifies, if accurate, that its opinion relates to shares of common stock that are issued and outstanding and that are being registered for resale; or advise.

Response:  In response to the Staff’s comment, the legal opinion has been revised to reflect that the shares are issued and outstanding.

Comment 3.  In addition, please have counsel confirm that the reference and limitation in its opinion to the "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.  This comment also applies to the legal opinion filed as Exhibit 5.1 to your registration statement on Form S-3 (File No. 333-161691).

Response:  In response to the Staff’s comment, the Company has confirmed with its counsel with respect to the opinions filed as exhibits to the registration statement on Form S-3 (File No. 333-161691) and the registration statement on Form S-3 (File No. 333-161689), that the reference and limitation in these opinions to the "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-161691)

Exhibit 5.1, Opinion of McDermott Will & Emery LLP

Comment 4.  We note that the indentures filed as Exhibit 4.1 and 4.2 to your registration statement each provide in Section 112 that they shall be governed by and construed in accordance with the law of the state of New York.  However, the legal opinion is limited to United States federal law and the General Corporation Law of the state of Delaware.  For debt securities being registered, counsel must opine on the laws of the state governing the indentures.  Accordingly, please have counsel provide a revised opinion indicating that it is opining under New York law with respect to the "binding obligation" of the indentures.  See Item 601(b)(5)(i) of Regulation S-K.

Response:  In response to the Staff’s comment, the legal opinion has been revised to reflect that that it is opining under New York law with respect to the opinions provided.

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Please do not hesitate to contact the undersigned at 414-977-4067 if you have further questions or comments.

Very truly yours,

                         / s / Ann Mayberry-French
                         Ann Mayberry-French

6737 West Washington Street  |  Milwaukee, WI 53214–5650  |  Phone: 414.977.4000  |  Executive Fax: 414.977.4202
www.merge.com